                                                                     EXHIBIT 5.1


                             LIBERTY DIGITAL, INC.
                         12312 West Olympic Boulevard
                            Los Angeles, CA  90064

                                                                 August 18, 2000

Sony Pictures Entertainment Inc.
10202 West Washington Boulevard
Culver City, California  90232-3195
Attn:  Leah Weil

Dear Sir:

          Reference is made to the Memorandum of Terms (the "Term Sheet")
                                                             ----------
attached hereto regarding the proposed purchase by Liberty Digital, Inc. ("Liberty Digital") from Sony Pictures Entertainment Inc. ("SPE") of a 50%
  ---------------                                           ---
interest in the Game Show Network, LLC ("GSN") (such purchase and the other
                                         ---
transactions described in the Term Sheet are hereinafter referred to collectively as the "Transactions").
                     ------------

          The Term Sheet contemplates that the matters referred to therein will be the subject of definitive agreements and instruments which will contain provisions incorporating and expanding upon the matters set forth therein, together with other provisions customary in the case of transactions of this type, and such other provisions as are reasonable and appropriate in the context of the transactions contemplated thereby.

          The parties acknowledge that, except as provided below, this letter and the attached Term Sheet are only intended to summarize the proposed Transactions and are not intended to establish a binding obligation on the part of SPE, Liberty Digital or their respective affiliates. Rather, this letter and the Term Sheet are intended only to outline certain basic points of business agreements around which further negotiations and discussions would proceed and definitive agreements would be drafted. Accordingly, and without limiting the generality of the foregoing, neither this letter nor the Term Sheet will constitute an agreement to agree, and no obligation or commitment on the part of either party will arise until definitive and mutually acceptable legal documentation is negotiated and executed. Notwithstanding the foregoing, the parties acknowledge and agree that the provisions set forth opposite the caption "Confidentiality" and "Indemnification" in the Term Sheet will constitute a binding agreement of the parties as to their respective obligations referred to therein and such obligations will be binding upon, and enforceable against, each of SPE and Liberty Digital, and in addition, SPE and Liberty Digital mutually agree to cooperate together, negotiate in good faith and use their respective commercially reasonable efforts in order to create definitive agreements in respect of the Transactions.

                                    Sincerely,

                                    LIBERTY DIGITAL, INC.

                                    By: /s/ Lee Masters
                                       ---------------------------
                                       Name:  Lee Masters
                                       Title: Chief Executive Officer and
                                              President


ACCEPTED:

SONY PICTURES ENTERTAINMENT INC.

By: /s/ Leah Weil
   -------------------------
   Name:  Leah Weil
   Title: Executive Vice President

                            MEMORANDUM OF TERMS FOR
                                  PURCHASE OF
                       MEMBERSHIP INTERESTS IN GAME SHOW
                                  NETWORK, LLC
                                August 18, 2000

          This memorandum summarizes the principal terms for an investment (the "Investment") by Liberty Digital, Inc. ("Liberty Digital") or a wholly-owned subsidiary thereof in Game Show Network, LLC, a Delaware limited liability company ("GSN") (which will be treated as a partnership for federal income tax purposes following Liberty Digital's investment therein). Liberty Digital acknowledges that it has done a substantial diligence review with respect to GSN, but has not completed such diligence review, and the parties agree to cooperate in good faith and use their respective reasonable best efforts to cause such diligence review to be completed as soon as practicable but in no event later than such date as the Membership Purchase Agreement is executed by the parties.

A.   Restructuring of Game Show Network
     ----------------------------------

Recapitalization:          Immediately prior to the closing of the Investment
                           (the "Closing"), Sony Pictures Entertainment Inc.
                           ("SPE") will complete a reorganization of The Game
                           Show Network, L.P. ("LP") pursuant to which LP will be converted into a limited liability company in the manner discussed between the parties. SPE agrees to use its reasonable efforts to structure such conversion in a manner which is the most tax efficient for SPE, GSN and Liberty Digital. As a result of this conversion, GSN will succeed to all of the rights, benefits, obligations and liabilities of LP existing immediately prior to the conversion. In connection with the conversion of LP into GSN, all intercompany advances and other debt obligations between SPE and its Affiliates (other than GSN and its Affiliates), on the one hand, and GSN and its Affiliates (other than SPE and its Affiliates), on the other hand, will be converted into Membership
                           Interests in GSN. Following the conversion and prior to the Closing, SPE or one of its wholly owned subsidiaries will own 100% of the initial membership interests ("Membership Interests") in GSN. References to the term "GSN" with respect to periods prior to the conversion shall be deemed to be references to LP.

                           The term "Affiliate", when used in this memorandum with respect to a specified person, means any other person that, directly or indirectly through one or more intermediaries Controls (as defined below), is Controlled by or is under common Control with such first person. The term "Control", as to any person, means the possession, direct or indirect, of the affirmative power to direct or cause the direction of the management and policies of such Person (whether through ownership of securities, partnership interests or other ownership interests, by contract, by membership or involvement in the board of directors, management committee or other management structure of such Person, or otherwise). The term "Controlled Affiliate" means, when used with respect to a specified person, any Affiliate of such person which it Controls.

Agreements with SPE        The parties desire to continue the operations of GSN
and Affiliates:            consistent with past practice and that GSN continue
                           to receive the rights and benefits currently provided
                           to LP by SPE. Prior to the Closing, SPE and Liberty
                           Digital will review (i) all existing agreements and
                           arrangements with SPE and its Affiliates relating to
                           video programming for GSN (the "Program Agreements")
                           and (ii) all other existing agreements and
                           arrangements between SPE and its Affiliates and GSN
                           (the "Other Agreements"), and the parties will
                           negotiate in good faith to amend such existing
                           agreements and/or formalize such existing
                           arrangements to provide that GSN continues to receive
                           such programming, services, rights and benefits from
                           SPE and its Affiliates following the Closing. The
                           parties intend that such amended agreements or
                           formalized arrangements will be on arm's length terms
                           and conditions and at market rates of compensation
                           for the programming, services, rights and benefits to
                           be provided and which are otherwise reasonably
                           acceptable to the parties. To the extent the parties
                           are unable to reasonably agree upon such terms and
                           rates, then (x) in the event the parties are unable
                           to agree upon such matters regarding the Program
                           Agreements, the parties will submit such matter to an
                           arbitration procedure in which SPE shall select a
                           qualified arbitrator, Liberty Digital shall select a
                           qualified arbitrator, and the arbitrators selected by
                           SPE and Liberty Digital shall jointly select an
                           independent qualified arbitrator (such arbitrator to
                           be reasonably acceptable to the arbitrators selected
                           by each of SPE and Liberty Digital) to determine such
                           matter, and (y) in the event the parties are unable
                           to agree upon such matters regarding the Other
                           Agreements, the parties will submit such matter to an
                           independent arbitrator who is reasonably acceptable
                           to the parties to determine such matter; provided,
                                                                    --------
                           that with respect to matters to be arbitrated pursuant to clause (y), the determination of such arbitrator shall, at the request of

                           SPE or Liberty Digital, cover a transitional period of up to 18 months following the Closing (except in the case of real property leases for which the transitional period shall be up to 24 months following the Closing), after which GSN may outsource such services from third parties. With respect to services and support functions to be provided by SPE pursuant to the Other Agreements, the parties acknowledge that such agreements will include appropriate limits on the volume of services to be provided and that, to the extent the services rendered reach such limits, the parties will consider having GSN provide such services for itself or outsource such services. Notwithstanding the foregoing, if SPE and its Affiliates do not agree to provide any services, rights and benefits to GSN after the Closing that they currently provide to GSN (other than the Program Agreements), such services, rights and benefits shall be provided for a transitional period of up to 18 months from the Closing (except for real property leases for which the transition period shall be up to 24 months from the Closing) on rates and terms as determined by an independent arbitrator reasonably acceptable to the parties.

                           In addition, in connection with the growth and expansion of GSN's business and the inclusion of interactive functionality in GSN programming, the parties agree to discuss in good faith prior to the Closing, the terms and conditions upon which GSN would obtain rights from SPE and its Affiliates relating to the addition of interactive functionality to video programming; provided, that the foregoing
                                                 --------
                           shall not require SPE to enter into such an agreement
                           with GSN.

Affiliate Agreements:      The parties acknowledge that from time to time in the
                           future, a party may acquire an interest in a programmer or other service provider whose services may be useful in the operation of GSN. To the extent reasonably practicable, such party will use its reasonable efforts to cause such provider to offer its services to GSN on arm's length terms and at market rates.

B.   Equity Purchase
     ---------------

Issuer:                    GSN

Selling Securityholder:    SPE

Investor:                    Liberty Digital

Outstanding Capital          Membership Interests representing 100% of the
(prior to the Investment):   fully diluted equity interests in GSN, all of
                             which will be owned by SPE (directly or
                             indirectly).

Securities to be Purchased   Liberty Digital will purchase from SPE Membership
by Liberty Digital:          Interests representing an aggregate of 50% of the
                             fully diluted equity interests in GSN (the
                             "Liberty Digital GSN Interest").

Aggregate Purchase Price     $275 million (the "Aggregate Purchase Price"),
for the Liberty Digital      which will be payable $225 million in cash and
GSN Interest:                $50 million through the delivery to SPE of
                             1,491,598 shares of Series A Common Stock (the
                             "LDIG Shares") of Liberty Digital (with each LDIG
                             Share valued at $33.5211); provided, however, that
                                                        --------  -------
                             in the event Liberty Digital consummates a public offering of its equity or equity-like securities
                             (for example, convertible preferred stock or convertible debt securities) after the date hereof and prior to the Closing, in which the gross proceeds raised in such financing equals or exceeds
                             $100 million, then the number of LDIG Shares deliverable shall be re-calculated based instead upon the price per common equivalent share (prior to any underwriting discounts or underwriting fees) at which such equity securities are sold to the public. The Aggregate Purchase Price shall be subject to adjustments after the Closing.

                             SPE and Liberty Digital acknowledge that due to the payment of the Aggregate Purchase Price by Liberty Digital, GSN shall be entitled to certain deductions with respect to income tax. The parties agree to elect a method of allocation under Section 704(c) of the Internal Revenue Code and Treasury Regulation 1.704-3 which will give Liberty Digital the full amount of any book depreciation, amortization or loss to the extent permitted by these regulations as a deduction for tax purposes.

                             In connection with the delivery of the LDIG Shares to SPE, Liberty Digital and SPE will enter into a registration rights agreement having customary terms and conditions pursuant to which SPE will be entitled to two demand registration rights at the expense of Liberty Digital. Such demand rights will not be exercisable prior to the first anniversary of the Closing. In addition, SPE will agree not to sell, transfer, assign, pledge, or otherwise dispose of the LDIG Shares (other than to Affiliates of

                             SPE which agree to be bound by such restrictions) or enter into any swap, derivative or other transaction seeking to transfer the economic benefits relating to the LDIG Shares to any person (other than to Affiliates of SPE) prior to the first anniversary of the Closing.

Percentage Ownership:        On the Closing date, the Liberty Digital GSN
                             Interest will constitute 50% of the fully diluted equity interests in GSN.


Interim Equity Issuance:     Except in connection with any conversion of LP into
                             GSN, prior to the Closing none of SPE, GSN or LP will sell, transfer or issue, or take any action in respect of any sale, transfer or issuance of, any Membership Interests, partnership interests or other equity interests in GSN or LP or rights to acquire Membership Interests, partnership interests or other equity interests, or any of the economic benefits related thereto in GSN or LP.

Anticipated Closing Date:    As promptly as practicable following the
                             satisfaction of the conditions to Closing to be set forth in the definitive Membership Purchase
                             Agreement.

Membership Purchase          The investment by Liberty Digital will be made
Agreement:                   pursuant to a definitive Membership Purchase
                             Agreement among SPE, GSN, LP and Liberty Digital which the parties will negotiate in good faith and use their respective reasonable efforts to execute on or prior to October 31, 2000. SPE and Liberty
                             Digital will enter into such definitive agreement only following approval of, in the case of SPE, the Board of Directors of Sony Corporation, and in the case of Liberty Digital, the Board of Directors of Liberty Digital. Such definitive Membership
                             Purchase Agreement will contain, among other things, representations, warranties, covenants and indemnities of SPE and Liberty Digital which are customary for transactions of this type and consistent with the other provisions of this Memorandum of Terms, together with additional provisions reflecting the matters set forth in this Memorandum of Terms, and appropriate conditions to Closing including expiration or early termination of the waiting period under the Hart-Scott-Rodino
                             Antitrust Improvements Act of 1976, if applicable.

Additional Conditions to     Liberty Digital's obligation to close the
Liberty Digital Obligation:  transactions contemplated by the definitive
                             Membership Purchase Agreement shall be subject to
                             the receipt by Liberty Digital in one or more
                             Qualifying Financing Transactions (as defined
                             below)
                             consummated after the date hereof of Net Cash
                             Proceeds (as defined below) of not less than $275
                             million (the "Financing Condition"). Liberty
                             Digital shall agree to use its good faith and
                             reasonable commercial efforts (which may include
                             drawing upon any then existing lines of credit
                             having available borrowing capacity) to satisfy the
                             Financing Condition, and SPE shall agree to use its
                             commercially reasonable efforts to cooperate in
                             such financing efforts. In the event that the
                             Financing Condition is not satisfied by January 31,
                             2001 (the "Final Financing Date"), the obligations
                             of the parties under the definitive Membership
                             Purchase Agreement will terminate without any
                             further obligation of any party. However, if the
                             Membership Purchase Agreement is terminated for any
                             reason other than solely as a result of the failure
                             to satisfy the Financing Condition, then the
                             remedies of the parties shall be those set forth in
                             the Membership Purchase Agreement. The term
                             "Qualifying Financing Transaction" shall mean
                             (without duplication) any of the following: (i) any
                             public or private debt or equity financing
                             transaction entered into with any person (including
                             Affiliates of Liberty Digital) providing cash
                             proceeds to Liberty Digital; (ii) any bank,
                             institutional or other debt financing (including
                             use of available capacity under existing lines of
                             credit); or (iii) sales of assets (other than
                             capital stock of Liberty Digital which is subject
                             to clause (i) above) for cash (other than sales of
                             assets of DMX in the ordinary course of business)
                             or monetization transactions relating to such
                             assets, including the issuance of derivative and
                             similar securities. The term "Net Cash Proceeds"
                             shall mean the net cash proceeds to Liberty Digital
                             obtained from all Qualifying Financing Transactions
                             consummated subsequent to the date hereof;
                             provided, however, that (x) the first $100 million
                             --------  -------
                             of net proceeds from Qualifying Financing
                             Transactions referred to in clause (iii) of the definition thereof and (y) the proceeds of any Qualifying Financing Transactions which are used to repay or refinance, in whole or in part, existing indebtedness, shall be excluded from the determination of Net Cash Proceeds.

Additional Capital           At the Closing, SPE and Liberty Digital will each
Obligations:                 commit to provide up to $37.5 million in cash to
                             GSN as additional capital contributions. Such amount will constitute a mandatory capital contribution by each of SPE and Liberty Digital, and shall be provided at such times and in such amounts as will be reflected in an annual budget and business plan for GSN to be agreed to by SPE and Liberty Digital prior to the Closing. Of the aggregate $75 million in additional capital contributions committed to by SPE and Liberty
                             Digital, SPE shall be obligated to provide the first $25 million; the next $25 million will be provided in equal proportions (and at the same times) by SPE and Liberty Digital; and the remaining $25 million will be provided by Liberty
                             Digital. The $25 million to be provided initially by SPE shall be deemed to constitute subordinated debt of GSN and the principal amount thereof shall be converted into capital contributions on a dollar for dollar basis as and when Liberty Digital provides the remaining $25 million of its capital contribution obligation. The terms of such subordinated debt will be as mutually agreed by SPE and Liberty Digital.

                             The payment of such amounts by each of SPE and Liberty Digital will not effect any change in any party's Membership Interests.

Participation Agreement:     Each of SPE and Liberty Digital will agree that,
                             during the period ending on the first to occur of
                             (x) such party's failure to own at least 33% of the
                             outstanding equity interests of GSN or (y) the
                             fourth anniversary of the Closing (the "Restricted
                             Period"), neither SPE nor Liberty Digital will,
                             directly or through their respective Controlled
                             Affiliates, create, establish, or engage in or
                             invest in or acquire an equity interest in any
                             person whose principal business (where "principal
                             business" means in excess of 25% of either (1) the
                             annual revenues of such person or (2) the fair
                             value of such person's business or assets) is or is
                             proposed to be, the distribution through cable or
                             satellite television services or high speed data
                             networks ("Subject Distribution System") of
                             interactive or non-interactive linear video
                             television game show programming to viewers located
                             outside of the U.S. and Canada (a "Restricted
                             International Business"), unless such party (the
                             "offering party") shall first have offered to such
                             other party (the "receiving party") the opportunity
                             to participate in such Restricted International
                             Business (the "Participation Right"). The parties
                             acknowledge that it is their intention that such
                             opportunities first be offered to and pursued
                             through GSN to the extent acceptable to the
                             parties, and if not acceptable, then by the parties
                             individually as provided herein. The offering party
                             shall be required to offer the receiving party the
                             opportunity to participate on a pro rata, pari
                             passu basis with the offering party. The receiving
                             party shall be entitled to accept such offer or, if
                             reasonably acceptable to the offering party, elect
                             to participate at a level of ownership which is
                             less
                             than its pro rata basis. In the event the receiving
                             party declines to participate, the offering party
                             shall be free to engage in such Restricted
                             International Business; provided, that, (i) the
                                                     --------  ----
                             extent to which the offering party shall be entitled to invest in or engage in such Restricted
                             International Business shall be based upon the scope and terms of the opportunity offered to the receiving party, (ii) the terms upon which such offering party will be entitled to invest in or engage in the Restricted International Business shall be limited to the terms originally offered by it to the receiving party and (iii) if the offering party does not invest in or engage in such Restricted International Business within 12 months of the date of the rejection of such initial offer by the receiving party, such offering party shall be required to comply again with the foregoing provisions.

                             In the event that one or both of the parties elect to engage in such Restricted International Business, the Electing Party (as defined below) shall be entitled to require GSN to license, on a non-exclusive basis, relevant portions of its game show programming library, and related interactive technology and intellectual property rights (other than the GSN name, logo and affiliated marks) to the person involved in such Restricted International Business. The term "Electing Party" shall mean (i) any party that beneficially owns not less than 33% of such Restricted International Business or (ii) both parties if such parties beneficially own in the aggregate not less than 33% of such Restricted International Business and mutually agree to such licensing. The terms and conditions of such license shall be at market rates and otherwise no more favorable to the person engaged in such Restricted International Business than the terms provided by GSN to an unaffiliated third party.

International Distribution:  In the event that GSN determines to expand the distribution (through any Subject Distribution System) of its television game show programming to areas located outside of the U.S. and Canada, or either SPE or Liberty Digital enters into a transaction relating to a Restricted International Business following its compliance with the Participation Right in favor of the other party and such other party's determination not to participate, then provided that such party participating in such Restricted International Business (the "Participating Party") beneficially owns not less than 33% of such Restricted International Business, (x) Liberty Digital will, and will use its reasonable best efforts to cause LMC to, and (y) SPE will, and will use its reasonable best efforts to cause Sony Corporation to, make
                                reasonable efforts to negotiate with GSN or the Participating Party, as applicable, to establish mutually acceptable agreements on market terms and conditions, pursuant to which it would provide to such Restricted International Business such support, distribution, services or other benefits, as may be mutually agreed.
C.   GSN Operating Agreement
     -----------------------

At the Closing, SPE, GSN and Liberty Digital will enter into an LLC Operating Agreement having terms and conditions which are customary under the circumstances and consistent with the terms set forth herein, including without limitation the following terms and conditions.

Purpose: The purpose of GSN will be to (i) continue to operate The Game Show Network in its current form,
                             (ii) create, establish, produce and acquire interactive services, functions and additional programming to be integrated with, or which is to be complementary to, GSN programming so as to enable interactively enabled forms of GSN programming to be distributed through all available distribution channels and (iii) opportunistically expand the business in the US, Canada and internationally.
Governance:

  Management Committee:      Prior to the Closing, SPE and Liberty Digital will
                             jointly agree on a CEO, a director of programming
                             and a director of distribution for GSN. Subject to
                             the approved budgets and business plans (as
                             described below), management of GSN shall be
                             responsible for the day-to-day operation of GSN,
                             subject to oversight by a Management Committee (the
                             "Committee") consisting of 6 members (each, a
                              ---------
                             "Representative"). Each Representative of SPE and
                              --------------
                             Liberty Digital shall be an executive and/or director of SPE, Liberty Digital or their respective Affiliates, as applicable. The purpose of the Committee will be to manage the affairs of GSN in a manner which seeks to maximize the value of GSN to its Members. SPE and Liberty Digital will each be entitled to elect 3 Representatives to the Committee. Each Representative will have one vote on all matters brought to the Committee.

  Committee Decisions:       So long as SPE and Liberty Digital each own at
                             least 35% of the number of Membership Interests outstanding, all Committee actions shall require the unanimous consent or approval of the Representatives of SPE and Liberty Digital.

                             Business decisions which involve matters outside the ordinary course of business of GSN, are outside the parameters contained in the GSN Operating Agreement, exceed budgetary limits by specified amounts, or otherwise have a fundamental impact on GSN, would require the approval of the Committee. The Committee would also have the right, in its discretion, to exercise its supervisory authority over any other matter involving the business affairs of GSN.

                             In particular, the following matters shall be presented to the Committee for its approval prior to the taking of any action in respect thereof:

                             (i) Affiliate transactions (subject to certain baskets and exceptions and excluding services and programming agreements entered into in connection with the Closing of this transaction);

                             (ii)   Change in the scope or nature of the
                                    business or operations;

                             (iii) Merger or consolidation of GSN, sale of all or substantially all of GSN's assets, or liquidation or dissolution of GSN;

                             (iv) Amendments to the GSN Operating Agreement and other agreements entered into at the Closing;

                             (v)    Issuance of additional Membership Interests;

                             (vi) Termination and hiring of senior management members;

                             (vii)  Approval of annual budgets and business
                                    plans;

                             (viii) Amendments to previously-approved budgets
                                    and business plans which (x) would result in any Member being required to make additional contributions (in excess of the Member's mandatory additional capital contributions) or (y) exceed, as to any budget line item, the greater of $1,000,000 or 10% of the previously approved amount;

                             (ix) Entering into, amending, modifying, renewing or terminating any agreement for or relating to distribution through cable or satellite television systems or other distribution systems whether or not for a fee or other consideration, including, without limitation, agreements under which the parties to any such agreement operate after it has expired (each such agreement an "Affiliation Agreement"); and

                             (x)   Such other matters as the parties shall
                                   agree.

                             In the event that SPE or Liberty Digital ceases to own 35% of the number of Membership Interests outstanding, the aggregate number of Representatives on the Committee will be reduced to five (5), such Member which has ceased to own the required amount of Membership Interests will thereafter be entitled to designate two (2) Representatives to the Committee, the other Member will continue to be entitled to designate three (3) Representatives, and thereafter actions by the Committee shall require the approval of a majority of the Representatives; provided, that so long as
                                                     --------
                             each of Liberty Digital and SPE own at least 25% of the outstanding Membership Interests, the taking of action in respect of any of the following matters will require the unanimous consent or approval of the Representatives of SPE and Liberty Digital:

                             (i) Affiliate transactions (subject to certain baskets and exceptions and excluding services and programming agreements entered into in connection with the Closing of this transaction);

                             (ii) Merger or consolidation of GSN, sale of all or substantially all of GSN's assets, or liquidation or dissolution of GSN;

                             (iii) Amendments to the GSN Operating Agreement and
                                   other agreements entered into at the Closing;

                             (iv) Entering into, amending, modifying, renewing or terminating any Affiliation Agreement; and

                             (v)   Such other matters as the parties agree.

                             At such time as Liberty Digital or SPE owns less than 25% of the outstanding Membership Interests, the requirement that the taking of any action specified in clause (ii) above be consented to or approved unanimously by the Representatives will terminate, and all such unanimous approval or consent requirements will terminate

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

                             in the event either SPE or Liberty Digital ceases to own 10% of the outstanding Membership Interests.

Additional Programming:      In the event that SPE, Liberty Digital or their
                             respective Controlled Affiliates acquires actual
                             control over additional linear video television
                             game show category programming or license rights in
                             respect thereof for distribution through a Subject
                             Distribution System to viewers located in the U.S.
                             and Canada, it will be required to offer such
                             programming to GSN on arm's-length terms, but with
                             MFN protection; provided, that such obligation to
                                             --------
                             offer shall be subject to the expiration or termination of any agreements relating to the distribution of such programming which were in effect prior to such party obtaining actual control over the disposition of such programming. In connection with any such acquisition of control over such programming rights, the acquiring party will use its commercially reasonable efforts to acquire (and offer to license to GSN together with such programming) such rights as are reasonably necessary to provide interactive functions for such programming.

Business Plan:               Prior to the Closing, SPE and Liberty Digital shall
                             agree on an initial budget covering the period from formation to the end of GSN's second fiscal year and an initial business plan covering the period from the formation of GSN through the end of the third full fiscal year thereafter. The initial business plan will reflect, among other things, agreed schedules for capital expenditures and proposed budgets covering the annual periods from the end of the period covered by the initial annual budgets to the end of the period covered by the initial business plan. The GSN Operating Agreement would also include procedures for the adoption prior to the start of each subsequent fiscal year of an annual budget for the forthcoming fiscal year and a revised business plan for such fiscal year and the succeeding three fiscal years.

Default Budget:              If no proposed budget obtains the requisite
                             approval, such budget shall be the prior year's budget, adjusted by increasing all budgeted items, excluding extraordinary items and capital expenditures, by 5%, together with such additional adjustments as are reasonably required to reflect capital expenditures, escalation and de-escalation provisions in approved contracts and other matters which had previously been approved by the Committee.

Future Funding:              If future funding of GSN in excess of the parties'
                             mandatory capital contribution amounts is required, SPE and Liberty Digital will agree on capital-raising strategies which may include subordinated

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

                             Member loans, bank borrowings, voluntary capital calls and/or accessing public capital markets.

Transfer Restrictions:       No party will be permitted to sell, transfer,
                             assign, pledge or otherwise dispose of (directly or
                             indirectly) its Membership Interests for a period
                             of three years following the Closing; provided that
                                                                   --------
                             (x) SPE or a SCA Affiliate (as defined below) may
                             transfer all or part of its Membership Interests,
                             directly or indirectly, to a SCA Affiliate and
                             Liberty Digital or a LMC Affiliate (as defined
                             below) may transfer all or part of its Membership
                             Interests, directly or indirectly, to a LMC
                             Affiliate, (y) a party may pledge its interest in a
                             bona fide financing transaction so long as the
                             pledgee agrees to be bound by the terms of the LLC
                             Operating Agreement and (z) a party may create
                             derivative securities which relate to such interest
                             in connection with bona fide financing
                             transactions. Notwithstanding anything herein to
                             the contrary, any transfer by SPE pursuant to
                             clause (x) above may be made only if the entities
                             holding the rights to the game show programming and
                             licenses currently held by SPE or thereafter
                             acquired by any Affiliate of SCA are held at the
                             time of such transfer by a SCA Affiliate. Following
                             such third anniversary, sales of any Membership
                             Interests will be subject to a right of first offer
                             in favor of the other party; provided such right of
                                                          --------
                             first offer shall not apply to a transfer pursuant to clause (x) above by SPE, a SCA Affiliate, Liberty Digital or a LMC Affiliate. Any such third party transferee shall become a party to and bound by the provisions of the LLC Operating Agreement to the same extent as the transferor upon the transfer of Membership Interests to it. Each party agrees to structure any such purchase and sale in the most tax efficient manner possible.

                             The term "SCA Affiliate" shall mean any person that is Controlled, directly or indirectly, by SPE or Sony Corporation of America ("SCA"). The term "LMC Affiliate" shall mean any person that is Controlled, directly or indirectly, by Liberty Digital or LMC.

                             For the purposes of this "Transfer Restrictions" section only, "Control" means the possession, directly or indirectly, of at least 50% of the economic interest of the Controlled entity and the possession, directly or indirectly, of the power to actually direct or cause the direction of the management or policies of the Controlled entity, whether through the ownership of voting securities, by contract or otherwise.

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

Deadlock:                    In the event that the parties fail to agree on two
                             consecutive budgets, either party will be entitled to trigger a buy/sell procedure. The party triggering the buy/sell would specify the price at which it is willing to buy the other party's
                             Membership Interests. The other party will have the option to sell to the triggering party at such price or purchase the triggering party's interest at such specified price.

                             The parties agree that they will negotiate in good faith and use reasonable efforts to provide for alternative deadlock resolution procedures in the definitive agreements relating to the transactions contemplated hereby. The parties intend that, other than with respect to budget deadlocks as provided above, such deadlock resolution will be effected through management negotiation rather than buy/sell procedures. Notwithstanding the foregoing, any failure of the parties to agree with respect to GSN entering into, amending, modifying, renewing or terminating any Affiliation Agreement shall be resolved by arbitration. The arbitrator(s) involved in any such arbitration shall base their decision on the best interests of GSN.

Pre-emptive Rights:          So long as it owns at least 10% of the outstanding
                             Membership Interests, SPE and Liberty Digital will each be entitled to customary pre-emptive rights with respect to new issuances of Membership
                             Interests.

Confidentiality:             The parties will announce the execution of this
                             Memorandum of Terms in a joint press release which has been approved by each of the parties. The parties will cooperate in good faith in connection with the preparation of such press release. To the extent any additional press releases may be issued in connection with the transaction, they will also be jointly prepared and approved by each of the parties. SPE acknowledges that Liberty Digital will be required to file a copy of this Memorandum of Terms with the Securities and Exchange Commission and a description of the terms of the transactions contemplated hereby will be included in certain of Liberty Digital's public filings, including, but not limited to, its public filings relating to any proposed public offerings seeking funds sufficient to satisfy, in whole or in part, Liberty Digital's financing condition contained herein. In addition, SPE acknowledges that the business of GSN and the transactions contemplated hereby may be reviewed with analysts, during "road show" presentations and in private meetings with investors. Prior to any such filing or initial use of any written materials including such information, Liberty Digital will provide to a person designated by SPE copies of such written materials (including

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

                             proposed answers to potential questions from
                             analysts and investors), and consult with SPE with respect to such written materials; provided, the
                                                                --------
                             content of such written materials shall be in the absolute discretion of Liberty Digital. If requested by SPE, Liberty Digital agrees to request that the Securities and Exchange Commission provide confidential treatment of such portions of the exhibits to such public filings as SPE may reasonably specify; provided, that Liberty Digital shall only be required to request confidential treatment of those portions of such exhibits which it determines is appropriate under federal securities laws.

                             The parties acknowledge that disclosures made by Liberty Digital in accordance with the foregoing will be deemed disclosures consented to by SPE for purposes of the existing Non-Disclosure Agreement (the "NDA") between SPE and Liberty Digital, dated March 15, 2000. The parties agree that the status of any negotiations between the parties with respect to the transactions contemplated by this Memorandum of Terms and the terms and provisions of any documents or other agreements relating hereto shall be deemed to be "Information" subject to the terms of the NDA.

Indemnification:             The parties recognize that in connection with any
                             offering by Liberty Digital in which it seeks to
                             raise proceeds to meet the Financing Condition (a
                             "Qualifying Offering"), disclosure will be made of
                             certain aspects of the transactions contemplated by
                             this memorandum and of the business of GSN, after
                             discussions among Liberty Digital, its
                             underwriters, SPE, GSN and their respective
                             counsel. Liberty Digital shall indemnify and hold
                             harmless Sony Corporation, SCA, SPE, GSN and their
                             respective directors, officers and employees
                             against any and all losses, claims, damages or
                             liabilities, joint or several, to which they or any
                             of them may become subject insofar as such losses,
                             claims, damages or liabilities (or actions in
                             respect thereof) arise out of or are based upon an
                             action or proceeding by a purchaser of securities
                             in a Qualifying Offering wherein it is claimed or
                             alleged that such purchaser suffered damages due,
                             in whole or in part, to (i) any untrue statement or
                             alleged untrue statement of a material fact made
                             with respect to SPE, GSN or the transactions
                             contemplated by this memorandum contained in any
                             preliminary or final prospectus or other offering
                             document (each, a "Prospectus") used for the sale
                             of such securities in a Qualifying Offering, (ii)
                             any omission of or alleged omission to state in
                             such Prospectus a material fact with respect to
                             SPE, GSN or the transactions contemplated by this
                             memorandum, or (iii) any failure by the parties to
                             close the transactions contemplated by this
                             memorandum, or to close such transactions on the
                             terms contemplated by this memorandum. Liberty
                             Digital shall reimburse each such indemnified party
                             for any legal or other expenses reasonably incurred
                             by them, as incurred, in connection with
                             investigating or defending any such loss, claim,
                             damage, liability or action; provided, however,
                                                          --------
                             that Liberty Digital will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in connection with the sale of securities by Liberty Digital in a Qualifying Offering in reliance upon and in conformity with written information furnished to Liberty Digital specifically for inclusion in a Prospectus by or on behalf of SPE or GSN.

                             SPE agrees to indemnify and hold harmless Liberty Digital, LMC and their directors, officers and employees to the same extent as the foregoing indemnity to SPE, GSN and their respective directors, officers, and employees but only with reference to written information relating to GSN furnished to Liberty Digital by or on behalf of SPE or GSN specifically for inclusion in a Prospectus.

                                      16